UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

BUILDERS FIRSTSOURCE, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

12008R-10-7

(CUSIP Number)

JLL Building Holdings, LLC

450 Lexington Avenue, 31st Floor

New York, New York 10017

(212) 286-8600

Attention: Paul S. Levy

With copies to:

Robert B. Pincus, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square, P.O. Box 636

Wilmington, Delaware 19899-0636

(302) 651-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Building Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON IN

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 23, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on June 24, 2010 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on April 15, 2015 (“Amendment No. 7”), and Amendment No. 8 thereto filed with the SEC on July 30, 2015 (“Amendment No. 8”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and this Amendment No. 9 are collectively referred to herein as the “Schedule 13D”).

Item 2. Identity and Background

Item 2(a) is hereby amended and supplemented by adding the following at the end thereof:

This Amendment No. 9 is filed by JLL Building Holdings, LLC, a Delaware limited liability company (“JLL Holdings”); JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”) and the sole member of JLL Holdings; JLL Associates V, L.P., a Delaware limited partnership (“JLL Associates V”) and the general partner of JLL Fund V; JLL Associates G.P. V, L.L.C., a Delaware limited liability company (“JLL Associates G.P. “) and the general partner of JLL Associates V; and Mr. Paul S. Levy, the sole member of JLL Associates G.P. (JLL Holdings, JLL Fund V, JLL Associates V, JLL Associates G.P., and Mr. Levy collectively being the “JLL Reporting Persons”). Except as specifically amended by this Amendment No. 9, items in the Schedule 13D are unchanged. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

The agreement among the JLL Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

As of the date of this Amendment No. 9, except as set forth in this Schedule 13D, there are no current plans or proposals of the JLL Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Item 5. Interest in Securities of the Issuer1

Item 5(a) is hereby amended by changing the reference to the percentage of the outstanding shares of the Company’s Common Stock from “24.8%” to “22.4%.”

Item 5(c) is hereby amended by replacing it in its entirety with the following:

No transactions in the Company’s Common Stock were effected by any of the JLL Reporting Persons during the sixty days preceding the date of this Amendment No. 9.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

JLL Holdings and Warburg Pincus Fund IX have terminated, effective as of as of immediately prior to the closing of the Company’s acquisition of ProBuild, the Stockholders’ Agreement, dated as of June 22, 2010, between JLL Holdings and Warburg Pincus Fund IX. A copy of the Termination Agreement, dated as of July 31, 2015, by and between JLL Holdings and Warburg Pincus Fund IX is attached hereto as Exhibit B and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of August 3, 2015.

Exhibit B	Termination Agreement, dated as of July 31, 2015.

[1]	Calculation of beneficial ownership is based upon a total of 108,526,375 shares of Common Stock of the Company issued and outstanding as of July 31, 2015, based on a prospectus supplement filed with the SEC on July 30, 2015, by the Company pursuant to Rule 424(b)(5) under the Securities Act, pursuant to which the Company offered for sale to the public 8,000,000 shares of Common Stock of the Company and reported that, as of July 20, 2015, there were 99,326,375 shares of Common Stock of the Company outstanding. According to the Company’s Current Report on Form 8-K filed with the SEC on July 31, 2015, the Company sold 8,000,000 shares of Common Stock of the Company on that same date, as well as 1,200,000 additional shares of Common Stock of the Company pursuant to the exercise of an option to purchase additional shares granted to the underwriters in that offering.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2015

JLL BUILDING HOLDINGS, LLC
By JLL Partners Fund V, L.P.
By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.
/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2015

JLL PARTNERS FUND V, L.P.
By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.
/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2015

JLL ASSOCIATES V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.
/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2015

JLL ASSOCIATES G.P. V, L.L.C.
/s/ Paul S. Levy
Paul S. Levy, as Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2015

/s/ Paul S. Levy
Paul S. Levy